Mail Stop 03-05

November 1, 2006

Joseph A. Zirkman, Esq.
Vice-President, General Counsel, Secretary
Carrols Holdings Corporation
968 James Street
Syracuse, New York 13203

Re: Carrols Holdings Corporation
       Amendment No. 1 to the Registration Statement on Form S-1
       Filed on October 25, 2006
       File No. 333-137524

Dear Mr. Zirkman,

        We have reviewed your responses to the comments in our letter dated October 18, 2006 and have the following additional comments. Please note that all references to page numbers correspond to the marked version provided by counsel.

Our Competitive Strengths, page 3

1. We note your response to prior comment 12, but reissue it. Please revise your disclosure to remove references to "high quality," "authentic" and "proprietary" blend of tropical juices. Revise throughout the filing to remove these references or provide us with the facts supporting these descriptions of your food.

Restrictive Covenants in the Senior Credit Facility, page 18

2. We note your response to prior comment 17, but reissue it in part. Please disclose the numerical values of the financial ratios defined in the senior credit facility that must be maintained under the senior credit facility and your current position.

Underwriting, page 121

3. We note your response to prior comment 23, but reissue it. Please revise to state that the selling stockholders may be deemed to be underwriters.

Joseph A. Zirkman, Esq.
Carrols Holdings Corporation
November 1, 2006

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: <u>Via Facsimile</u>
       Wayne A. Wald, Esq.
       Katten Muchin Rosenman LLP
       (212) 940-8776